CERTIFICATE OF AUTHOR
ING. ALAN J. SAN MARTIN, MAUSIMM (CP)

As the co-author of this report on the Guanaceví Mines Project of Endeavour Silver Corp., I, Alan J. San Martin do hereby certify that:

1)

I am employed as a Mineral Resource Modeler by Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail asanmartin@micon-international.com.

2)	I hold a Bachelor Degree in Mining Engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999.

3)	I am a member in good standing of the following professional entities:

1.	The Australasian Institute of Mining and Metallurgy, accredited Chartered Professional in Geology, Membership #301778.

2.	Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724.

3.	Colegio de Ingenieros del Perú (CIP), Membership # 79184.

4)

I have continuously worked in my profession since 1999, my experience includes mining exploration, mineral deposit modeling, mineral resource estimation and consulting services for the mineral industry.

5)

I am familiar with NI 43-101 and form 43-101F1 regulations and by reason of education, experience and professional registration with MAusIMM, I fulfill the requirements of a Qualified Person as defined in NI 43-101.

6)	I have not visited the Guanaceví Mines Project.

7)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

8)	I am independent of Endeavour Silver Corp. as defined by Canadian NI 43-101 regulations and have provided consulting services to Endeavour Silver;

9)	I have read the NI 43-101 and the portions of this Technical Report which I assisted in preparing and they have been prepared in compliance with this Instrument;

10)

I am responsible for Section 14 of this Technical Report dated March 27, 2013 entitled “NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State Mexico.” The effective date of the Technical Report is December 15, 2012.

Dated this 27th day of March, 2013

“Alan J. San Martin”

Ing. Alan J. San Martin, MAusIMM (CP)
Mineral Resource Modeler
Micon International Limited